

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 24, 2016

Scott W. Smith
Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

> **Re:** **Vanguard Natural Resources, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Form 8-K**
> **Response Dated August 11, 2016**
> **File No. 1-33756**

Dear Mr. Smith:

We have reviewed your August 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2016 letter.

Form 8-K filed July 27, 2016

1.   Your response to prior comment 2 indicates that premiums paid, whether at inception or deferred, for derivative contracts that settled during the period are treated differently in your calculations of Adjusted EBITDA and Adjusted Net Income Attributable to Common and Class B Unitholders. Explain this difference as these premiums appear to be a cash expenditure recognized as part of net gains (losses) on commodity derivative contracts in your consolidated statements of operations. Also, tell us why the individual adjustments related to derivative contracts made to calculate these measures differ considering the similar effect of the adjustments.

You may contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Douglas V. Getten
        Paul Hastings LLP